MICHAEL D. HARRIS	DIRECT DIAL:
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March 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Unusual Machines, Inc., Inc.
Draft Registration Statement on Form S-1
Submitted December 14, 2022
CIK No. 0001956955

Ladies and Gentlemen:

We are counsel to Unusual Machines, Inc. (the “Company”) and respond on its behalf as to Comment No. 1 to the Company’s Draft Registration Statement of Form S-1 (the “Draft Form S-1”) which requires some legal analysis. Comment No. 1 reads:

1.       Please explain why Fat Shark Holdings, Ltd. and Rotor Riot LLC are not identified as co-issuers on the registration statement. Refer to Securities Act Rule 140.

We conclude that Rule 140 should not apply in spite of some very limited informal Staff guidance to the contrary.[1] because: (i) the acquisition of the two targets referenced in the Form S-1 is not a “chief part” of the Company’s business, (ii) there will be no distribution of the target companies’ securities within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”), (iii) the Staff’s interpretation is inconsistent with Section 11 of the Securities Act and not in furtherance of the Commission’s role to protect investors and (iv) and to the extent that the Staff seeks to apply Rule 140 under these circumstances it is inconsistent with Section 2(a)(11) of the Securities Act.

_________________

[1] We have been unable to find one reported case mentioning Rule 140.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

Rule 140 and Section 2(a)(11) of the Securities Act

Rule 140 provides that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the Act.”

Section 2(a)(11) under the Securities Act of provides “[t]he term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”

Acquiring Fat Shark and Rotor Riot is not a “chief part” of Unusual Machines’ Business

The Company was incorporated in July 2019 for the purpose of engaging in the commercial drone industry independent of Red Cat Holdings, Inc. (“Red Cat”) or any Red Cat subsidiaries. Page 51 of the Draft Form S-1 stated “[w]e are engaged in the commercial drone industry but to date have not generated any material revenues.” While the next sentence refers to the acquisition of the target entities, later on page 41 of the Draft Form S-1 the Company states “Unusual Machines will also pursue potential acquisition targets in the FPV drone technology space that will improve our own hardware and software solutions, rapidly provide the potential to grow our revenues, expand to new industry verticals, and integrate best in class American IP and teams. We cannot assure you we will complete any acquisitions or, if we do, achieve these goals,” and on page 46 indicates “we will take a proactive approach to search for and acquire promising private companies with complementary businesses.” Thus, the Draft Form S-1 demonstrates that a “chief part” of the Company’s business is not to acquire Fat Shark or Rotor Riot, or any other particular entity or group of entities, specifically, but rather intends, like many development stage companies do, to seek to acquire complementary businesses to supplement and expand upon its existing business and strategy within the industry in which it operates. Further, the Company’s Chief Executive Officer has extensive experience in the drone industry, and its President has served as such since September 2020, well before the target company acquisitions were contemplated. Indeed, it was not until July 30, 2022 that the company and Red Cat imitated discussions concerning the purchase of the targets.

Following organization, the Company issued founders shares to certain founders in September 2021. At about the same time, it raised $2,276,000 from private investors, and in January 2022, it raised an additional $2,530,000.

The Company was initially formed with the idea of manufacturing drone motors in Puerto Rico, and later in 2022 after hiring its Chief Executive Officer it expanded that goal to developing a camera sensor for use in drones. During 2020, the Company incurred $65,373 of general and administrative expenses. In 2021, its expenses increased substantially as it began expanding its drone business. Total general and administrative expenses were $166,868 in 2021, and the Company actually generated initial revenue of $4,989 in 2021 from building prototype drone motors. Continuing into 2022, operating expenses continued to increase through the nine months ended September 30, 2022 to $777,909 with most of the expenses having been incurred prior to initiation of any discussion relating to the two target companies. These expenses included $91,325 of research and development expenses relating to using a contractor to develop a camera sensor.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

A decision was made by the Company to seek capital from the public markets earlier in 2022 which led to recruiting Brandon Torres Declet to be Chief Executive Officer because of his extensive drone experience, legal background, and in operating a public company. We were retained by the Company initially on or about April 25, 2022 for the express purpose of going public; at the time there had been no communications about acquiring the target companies. On or about August 2, 2022, Mr. Declet sent this office a draft Form S-1 to review. That draft did not mention either target company or any possible acquisition of any particular entity, but did reference potential future acquisitions in a general sense similar to the disclosure referenced above which appears in the Draft Form S-1 that the Staff reviewed.

According to Mr. Torres Declet, the initial conversation arose on or about July 30, 2022 with Jeffrey Thompson, the founder and a director of the Company and Red Cat’s Chief Executive Officer. Mr. Torres Declet had expressed serious concerns that a start-up could successfully consummate an initial public offering based upon market conditions. This led to the initial discussions about acquiring Fat Shark and Rotor Riot. Letters of intent were exchanged from late August through October 3, 2022 when Red Cat executed the letter of intent.

Under all of these circumstances, it is not realistic to say the Company’s chief business is to acquire the target companies. Acquisition is an important step but the chief business is to operate the targets following closing. Further as the prospectus discloses at page 46 of the Draft Form S-1, the second goal was to “invest in new products, features and functionality. In addition, we also plan to explore and pursue acquisitions of products, teams and technologies that complement and expand the functionality of products, add to our technology expertise ….”

Unlike other contexts in which Rule 140 has been determined by the Staff to apply,[2] in this case the Company Unusual Machines was not formed and does not exist for the purpose of acquiring Fat Shark and Rotor Riot. Instead, it intends to acquire these entities to operate as its subsidiaries, a typical corporate structure among holding companies and operating entities. As referenced above, the offering will not close unless each of Fat Shark and Rotor Riot simultaneously become wholly-owned subsidiaries of the Company, which is why the Prospectus was prepared with a focus on these entities.

We think the informal Staff interpretations referred to in Note 2 are not well reasoned and incorrect. For example, in Banhill Corp., the Staff seemed more focus with Section 3(a)(2) of the Securities Act. Here as we explain below, the Company is strictly liable under Section 11 of the Securities Act which was not applicable to a Regulation A offering. With ICX, the prospectus stated that the issuer was incorporated for the purpose of acquiring another corporation which clearly is not the case here. No consideration was given in the request or the no-action letter as to whether the registrant was purchasing the private corporation with a view to distribution. In OFS Capital, LLC, the Staff dealt with a proposed acquisition of a subsidiary which would be a small business investment company, or SBIC, and proceeds would be used to capitalize it over time. The response letter to the Staff’s comment letter noted at page 4 that it would seem to turn the concept of a holding company upside down by applying Rule 140; there the letter argued that by limiting the proceeds to 45% it was not the “chief part.” Based on review of subsequent amendments to OFS Capital’s registration statement on Form N-2 to which the comments related, the Staff appears to have accepted the issuer’s arguments in that case. Another rational Staff interpretation is found in an old New York Regional Office instruction manual from 1960 where the Staff stated:

(p)       Indirect Distribution

Devices to secure indirect distribution without registration have been met by Rule 140 which defines the term “distribution.” The rule, however, is inapplicable unless the securities are purchased from the issuer.

Example: A corporation sells its own securities to the public to obtain funds to purchase securities of an affiliate. The publicly held securities are convertible at the end of one year into securities of the affiliate. The corporation is, therefore, engaged in distributing securities of its affiliate and is an underwriter.[3]

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[2] See ICX, Inc., 1977 WL 13788 (S.E.C. No - Action Letter Feb. 24, 1977); Banhill Corp. Rule 140 Interpretation, 1975 WL 11308 (S.E.C. No - Action Letter Sept. 5, 1975).

[3] Instructional Manual, the Securities Act of 1933 (1960), available at https://www.sechistorical.org/collection/papers/1960/1960_SEC_instr_manual_1933.pdf

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

There will be no distribution of the securities of Fat Shark or Rotor Riot at any time so it is an improper stretch to suggest that Rule 140 applies in the instant case and the target companies added as co-issuers and even more strange the Company named as not only an issuer but an underwriter, which has a Section 11 defense.

For Rule 140 to apply, the Company must be engaged in the distribution of the securities of Fat Shark and Rotor Riot. The Company has no intent to do anything but retain 100% of each target and grow their respective businesses. While the Share Purchase Agreement contains an investment intent provision as part of Red Cat’s representations and warranties in Section 4.10, their counsel inadvertently forgot to require it on the part of the Company. We received an email from their counsel that Red Cat would require the Company to execute and deliver an investment letter as a condition to closing rather than amending the Agreement.

The essence of whether a person is an issuer or underwriter should as a practical matter only matter for purposes of determining liability in connection with an unregistered distribution of securities since those terms are embedded in Rule 140. See SEC v. North American Research & Development Corp., 280 F. Supp. 106 (S.D.N.Y. 1968), aff’d in part, vacated in part, 424 F.2d 63 (2d Cir. 1970). As we suggest below, in a registered offering Section 11 of the Securities Act imposes strict liability upon an issuer such as the Company so there is no need to apply the Rule in this context.

But Rule 140 does use the word” distribution.” Without a distribution of securities, the Rule cannot apply. Here the only securities being distributed are the common stock of the Company. The securities of the target companies are not being offered to the public or otherwise offered. The Company will retain those securities and operate the respective businesses. But the Commission has been clear that the word distribution is synonymous with a public offering. As early as 1937, the Commission stated: ‘Distribution,’ although not expressly defined in the Act, comprises the entire process by which in the course of a public offering a block of securities is dispersed and ultimately comes to rest in the hands of the investing public.” In the Matter of Oklahoma-Texas Trust, 2 S.E.C.764 at 7 (1937). A “distribution” is equivalent to a public offering of securities. SEC v. Lybrand, 200 F. Supp. 2d 384, 393 (S.D.N.Y. 2002), aff'd on other grounds sub nom. S.E.C. v. Kern, 425 F.3d 143 (2d Cir. 2005). The definition of “distribution” as used in § 2(11) [now Section 2(a)(11)] is generally considered to be synonymous with a public offering. Ackerberg v. Johnson, 892 F.2d 1328, 1336 (8th Cir. 1989). Under the Securities Exchange Act of 1934, the Commission defined distribution similarly in Rule 100.We have been unable to find the original release under which the Commission adopted Rule 140 but doubt it intended to use the word distribution in a different manner.

Regardless, as discussed in the above paragraph there has been and will be no distribution of the securities of Fat Shark or Rotor Riot. It is illogical to say that since there will be a distribution of the Company’s common stock by an underwriter, one should conclude the Company is the underwriter of the target companies’ securities.

Rule 140 interprets Section 2(a)(11), a federal statute, and cannot exceed the scope of the statute

Rule 140 was promulgated to clarify the application of the definition of “underwriter” under Section 2(a)(11) under the Securities Act in a particular context. Under the statute, the term “underwriter” requires that there be a distribution from the issuer in question, as well as the acquisition of the securities in question by the purported underwriter with a view to such distribution. Rule 2(a)(11) was inserted by Congress undoubtedly in a quest to broaden liability for the sale of an unregistered security. Of course, the Company is not selling any security of the target companies so it cannot engage in a distribution of them. If Rule 140 were to apply under Section 2(a)(11), it means that the securities of Fat Shark and Rotor Riot are being purchased by the Company with a view to distribution. But as we make abundantly clear, the Company has agreed to purchase the stock of Fat Shark and Rotor Riot for investment which is the hallmark of a non- public offering.

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2023

To interpret Rule 140, and thereby Section 2(a)(11), more broadly would be to exceed the scope of the Commission’s authority by expanding the scope of the statute beyond the plain meaning of its text.

The policy behind Rule 140 is not achieved by applying it in the context of a registered offering

The policy behind Section 2(a)(11) and Rule 140 promulgated thereunder, and indeed the federal securities laws and regulations as a whole, -- as well as the Commission’s statutory mission -- of protecting investors is not served by interpreting the rule beyond its textual and intended scope. As the issuer in the offering, the Company is already subject to strict liability for material misstatements or omissions in the Prospectus under Section 11 of the Securities Act. As the leading securities law treatise has noted: “The issuer’s liability is absolute with but one exception: It has the defense available to all defendants of showing that the plaintiffs knew of the untruth or omission….” 2 Fundamentals of Securities Regulation, L. Loss, J. Seligman, and T. Paredes 1604 (6th ed. 2011).

Further, because the acquisition of Fat Shark and Rotor Riot under the Share Purchase Agreement is contingent upon the closing of the offering to which the Registration Statement relates, the offering will only occur if Fat Shark and Rotor Riot become wholly-owned subsidiaries of the Company. Given that these three entities will be under the same corporate umbrella, common sense dictates that the net proceeds will remain at the holding company level except to the extent they are passed down to the subsidiaries to pay operating expenses. Thus, adding Fat Shark and Rotor Riot as co-issuers will have no practical effect on the ability of investors to recover under Section 11. In fact, imposition of underwriter status to the Company offers the Company the possibility of arguing that it has a due diligence defense with respect to Fat Shark and Rotor Riot which is generally available to underwriters. Of course, this result is contrary to the meaning and intent of the statute and would not have any bearings to the reality of the transactions, particularly given the lack of a distribution of the securities of either of Fat Shark or Rotor Riot, as discussed above.

For all of the reasons discussed above, we believe Rule 140 does not apply to the Company.

NASON, YEAGER, GERSON,
HARRIS & FUMERO, P.A.

/s/ Michael D. Harris
Michael D. Harris